
06015410

082-04578

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	21 July 2006	Pages (inc):	4
Re:	**Stock Exchange Announcement**	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat

7/21

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494013**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 July 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc.

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 July 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 July 2006 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	65	456,480
Mark Clare	65	107,002
Jake Ulrich	65	710,200
Persons Discharging Managerial Responsibility		
Grant Dawson	65	384,196
Anne Minto	65	115,613
Chris Weston	48	66,781

* The 'Number of Shares Acquired' includes 45 Partnership shares (except for Chris Weston which includes 32 Partnership shares) acquired at 277.75 pence and 20 Matching shares (except for Chris Weston which includes 16 Matching shares) acquired at 274.17 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 12,740 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards July's allocation of Matching shares. The Directors listed above, together with some 5,492 other employees, are participants in the Plan and are potentially interested in the remaining 974 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.